MJP International Ltd.
2806, 505 - 6th Street SW,
Calgary, Alberta,
Canada T2P 1X5.
Telephone: (403) 237 – 8330

October 21, 2013

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Larry Spirgel
Assistant Director

Dear Sirs:

Re:	MJP International Ltd. (“the Company”)
Registration Statement on Form S-1
Amended October 3, 2013
File No. 333-188152

Further to the filing of our amended Registration Statement on Form S-1 filed on October 3, 2013, we write to update our response to your letter to the Company dated August 2, 2013 regarding the Company’s Registration Statement on Form S-1. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Prospectus Cover Page

1.	Please update your prospectus date.

Response: We have revised the prospectus as requested.

Financial Statements for the Years Ended June 30, 2012 and June 30, 2011, and the period from July 19, 2010 (inception) to June 30, 2012, page F-5

Balance Sheets

2.	We note your response to comment 5. Please revise the title, “Deficit,” to “Deficit accumulated during the development stage.”

Response: We have removed the financial statements in question from the prospectus.

Management’s Discussion and Analysis of Financial Position and Results of Operations

Results of Operations of MJP International Ltd. for the years ended June 30, 2013 and June 30, 2012, and the period from July 19, 2010 (inception) to June 30, 2013, page 33

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

3.	We note your response to comments 2 and 4. Please delete your results of operations discussion since inception and related disclosures in Revenue, Operating Expenses and Cash Flows.

Response: We have revised the prospectus as requested.

Application of Critical Accounting Policies

Basis of Presentation, page 36

4.	Please remove reference to the three and nine-month periods ended March 31, 2013, and revise to reflect the years ended June 30, 2013 and June 30, 2012.

Response: We have revised the prospectus as requested.

Cash and Cash Equivalents, page 36

5.	Please remove reference to at March 31, 2013 and revise to reflect the year end periods June 30, 2013 and June 30, 2012.

Response: We have revised the prospectus as requested.

Yours truly,

MJP INTERNATIONAL LTD.

Per:	/s/Tong Tang
Tong Tang
Its:	President